Exhibit 99.1

ICON Announces Appointment of Ms. Joan Garahy to Board of Directors

DUBLIN--(BUSINESS WIRE)--November 17, 2017--ICON plc, (NASDAQ: ICLR) global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced the appointment of Ms. Joan Garahy as a non-executive director.

Ms. Garahy is the managing director of ClearView Investment & Pensions Limited, a financial advisory company. Ms. Garahy is also a non-executive director of both Kerry Group plc and Irish Residential Properties REIT plc.

Ms. Garahy’s previous executive roles include founder and managing director of HBCL Investment & Pensions Ltd, director of investments at HC Financial Services Group, head of research at the Irish National Pension Reserve Fund, head of research at Hibernian Investment Managers and her equity analyst roles with Goodbody Stockbrokers and NCB Group.

Ms. Garahy was also previously a non-executive director of Galway University Foundation and she is currently a member of the board of The Irish Chamber Orchestra.

Ms. Garahy holds a Bachelor of Science degree from University College Galway and a Master of Science from University College Dublin.

"We are all very pleased that Joan has joined the board," commented Mr. Ciaran Murray, chairman of the board. "Her leadership positions and experience in the financial and investment sectors together with her strong and varied non-executive board experience will further enhance the expertise of the ICON board.”

About ICON plc
ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 97 locations in 38 countries and has approximately 13,100 employees.

Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Brendan Brennan, + 353–1-291-2000
Chief Financial Officer
or
Jonathan Curtain, +1-215-616-3000
VP Investor Relations